March 31, 2016

VIA EDGAR TRANSMISSION

Lauren Sprague U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Neiman Funds, File Nos. 333-102844 and 811-21290

Dear Ms. Sprague:

     On January 14, 2016, the Registrant, on behalf of its series, the Neiman Opportunities Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation with Tanya Goins on March 3, 2016, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments:

Comment 1. Please confirm that a ticker symbol will be added for the Fund in EDGAR and that all missing information, including the page numbers in the table of contents, will be included in an amendment to the Registration Statement. Please include Tandy Representations in your response letter.

Response. The Registrant confirms that the information requested will be included in an amendment to the Registration Statement and notes that the Tandy Representations are included below.

Prospectus:

Fund Summary

Comment 2. In the expense example, please confirm whether the example takes into consideration the fee waiver, and, if so, please confirm that it was only taken into consideration for the contractual period.

Response. The Registrant’s fund accountants have confirmed to the Registrant that the expense example takes into consideration the fee waiver for the contractual period.

Comment 3. In “The Principal Investment Strategy of the Fund,” in the first paragraph, please disclose whether the ADRs in which the Fund will invest will be sponsored or unsponsored. Please also add corresponding risk disclosure to the Foreign Risks setting forth the risks of sponsored and/or unsponsored ADRs as applicable.

Response. The Registrant has revised the disclosure in the first paragraph as shown below.

“…The adviser will primarily invest in common stocks of US companies, but may also purchase sponsored American Depositary Receipts ("ADRs")...”

Comment 4. In “The Principal Investment Strategy of the Fund,” the last sentence of the first paragraph says the fund may invest in ETFs “from time to time”. Please clarify supplementally and in the disclosure whether investments in ETFs are a principal strategy of the Fund.

Response. Investments in ETFs are a principal investment strategy of the Fund. The Registrant has revised the disclosure as follows:

“~~From time to time t~~The adviser may also invest in Exchange Traded Funds (“ETFs”) to help capture the overall market or be invested in certain sectors where the adviser feels there are opportunities for capital appreciation.”

Comment 5. In “The Principal Investment Strategy of the Fund,” in the last sentence of the third paragraph, revise the disclosure to clarify whether the fund will concentrate. Also, if known, please name the sectors in which the Fund may focus.

Response. The Fund is not concentrated as stated in the fundamental policy in the SAI. The Registrant has revised the disclosure as follows:

“The Fund is a “non-diversified” portfolio, which means it can invest in fewer securities at any one time than a diversified portfolio and can invest more of its assets in securities of a single issuer than a diversified portfolio. Also, the Fund may participate in a limited number of ~~industry~~ sectors.”

Comment 6. In “The Principal Risks of Investing in the Fund - Risks of Investing in Common Stocks”, please enhance the risk disclosure to address the risks of common stocks rather than market risk.

Response. The Registrant has enhanced the risk disclosure as follows:

“Risks of Investing in Common Stocks”

The Fund invests primarily in common stocks, which subjects the Fund and its shareholders to the risks associated with common stock investing. These risks include the financial risk of selecting individual companies that do not perform as anticipated, the risk that the stock markets in which the Fund invests may experience periods of turbulence and instability, and the general risk that domestic and global economies may go through periods of decline and cyclical change. Many factors affect the performance of each company that the Fund invests in, including the strength of the company's management or the demand for its products or services. You should be aware that a company's share price may decline as a result of poor decisions made by management or lower demand for the company's products or services. In addition, a company's share price also may decline if its earnings or revenues fall short of expectations.”

Comment 7. In “The Principal Risks of Investing in the Fund”, a value investing risk is provided. If the Fund is using a value approach, please revise the strategy to make that more clear.

Response. The Registrant has removed the value investing risk in “The Principal Risks of Investing in the Fund.”

Comment 8. In “The Principal Risks of Investing in the Fund - Risks of Non-Diversification”, please revise the disclosure to eliminate the repeated sentence.

Response. The Registrant has revised the disclosure as follows:

“Risk of Non-Diversification

The Fund is a “non-diversified” portfolio, which means that it has the ability to take larger positions in a smaller number of securities than a portfolio that is "diversified." Non-diversification increases the risk that the value of the Fund could go down because of the poor performance of a single investment. The Fund may invest in underlying funds that are non-diversified. ~~A non-diversified fund has the ability to take larger positions in a smaller number of securities than a portfolio that is "diversified".~~ Investing in non-diversified funds may result in greater volatility.”

Comment 9. On page 5, in “The Principal Investment Strategy of the Fund – The Investment Selection Process Used by the Fund”, it notes that the Fund may invest in cash and cash equivalents “either due to pending investments or when investment opportunities are limited.” Please explain how this is different from temporary defensive positions.

Response. Investments in cash and cash equivalents by the Fund as described in “The Investment Selection Process Used by the Fund” describes cash investments that may be made as a part of the principal investment strategy of the Fund outside of the limited duration and circumstances permitted for temporary defensive positions.

Additionally, the Registrant has revised the disclosure as follows:

“The Fund may hold all or a portion of its assets in cash or cash-equivalents like money market funds, certificates of deposit, short-term debt obligations, and repurchase agreements, either due to pending investments or for temporary defensive purposes when investment opportunities are limited. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.”

Comment 10. Consider moving the last sentence on page 5 in “The Principal Investment Strategy of the Fund” to the heading “Investment Objective” on the same page.

Response. The Registrant has moved the sentences: “The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval. You will receive written notice of any material change in the Fund’s objective.” such that they are presented under the “Investment Objective” heading.

Comment 11. On page 8 in “Management – The Investment Adviser”, in the fourth paragraph, the term “Management Agreement” is used but is not previously defined. Please define the term. Please revise the first sentence to break into 2 sentences what expenses the adviser pays from what compensation it received. Please also revise the parenthetical regarding the expense cap into a more readable format by removing the double parenthetical.

Response. The Registrant has revised the paragraph as shown below:

“Under a management agreement between the Adviser and the Trust, on behalf of the Fund (the “Management Agreement”), the Adviser, at its own expense and without reimbursement from the Trust, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the Fund. The Adviser ~~and~~ is paid at the annual rate of 1.00% of the average value of the Fund’s daily net assets. The Adviser has agreed to waive management fees and reimburse expenses to the extent necessary to maintain total annual operating expenses of the Fund (excluding brokerage fees and commissions, interest and other borrowing expenses, taxes, extraordinary expenses, and indirect expenses ~~(~~such as expenses of other investment companies in which the Fund invests~~) and extraordinary expenses~~) at 1.45% of its average daily net assets for Class A Shares through July 31, 2017.”

Comment 12. In “Shareholder Information – Pricing of Fund Shares”, the last sentence notes the use of pricing services. Consider adding more detail regarding the pricing service providers and the sources of the pricing information (such as brokers or other third parties) as well as whether these pricing services are supervised and approved by the board.

Response. Upon review, the Registrant does not believe it can identify which pricing services it might use without potentially misleading shareholders as these pricing service providers are subject to change. Additionally, on further review, the Registrant does not believe further detail on the mechanics of pricing service inputs and methods will be helpful to prospective shareholders. Also, the Registrant believes that, while pricing services are overseen by the Board, it might tend to give undue authority to pricing services by singling them out as Board-approved.

Comment 13. In “How to Purchase Shares – Class A Shares”, please make the paragraph following the sales charge table a footnote to the table. Please also remove “the equivalent of” or explain what you mean.

Response. The Registrant has made the disclosure footnote 2 to the table and removed the wording from the disclosure.

	Sales Chargeas a % of
	Public	Net	Financial
	Offering	Amount	Intermediary
	Price	Invested	Commission [1]
Amount of Investment
Less than $50,000	5.75%	6.10%	5.00%
$50,000 but less than $100,000	4.50%	4.71%	3.75%
$100,000 but less than $250,000	3.75%	3.90%	3.00%
$250,000 but less than $500,000	3.00%	3.09%	2.50%
$500,000 but less than $1,000,000	2.00%	2.04%	1.50%
$1,000,000 or more [2]	None	None	None

1 As a percentage of the public offering price.

2 The Adviser may make a payment to financial intermediaries for your cumulative investments of $1 million or more of Class A shares. The Adviser may withhold these payments with respect to short-term investments. If you purchase $1 million or more of Class A shares of the Fund and are not assessed a sales charge at the time of purchase, you may be charged ~~the equivalent of~~ up to 1.00% of the amount invested if you redeem any or all of the Class A shares of a Fund during the first 18 months after purchase. This charge applies to all your purchases. See Finders' Fee Commissions in the Statement of Additional Information for more details.

Comment 14. On page 17 in the fourth bullet point under “To Sell Shares – By Telephone”, consider replacing “verify the order” with “verify your identity”.

Comment 15. On page 18 in “To Sell Shares – Address Changes”, consider identifying which options are the “certain options” that may be suspended following an address change if they are known.

Response. The disclosure has been revised as follows.

Certain options, that is receiving proceeds by mail at a new address, may be suspended for a period of 15 days following an address change or until a new address may be verified.

Comment 16. On page 19 in “Market Timing”, it mentions the ability to exchange Fund shares. Please confirm if exchanges are permitted, and, if so, provide separate disclosure about how exchanges are treated.

Response. The Registrant has revised disclosure under the heading “To Sell Shares” to include a description of exchange privileges as follows.

“How to Exchange Shares

The exchange privilege is a convenient way to buy shares in another Neiman fund in order to respond to changes in your investment goals or in market conditions. Other Neiman funds are offered by a different prospectus. You may exchange your Neiman Opportunities Fund shares for Class A shares of another Neiman fund without paying a load and at no other cost to you. The minimum exchange amount is $1,000, which may be waived at the Advisor’s discretion. You may exchange shares using the notification procedures described above under To Sell Shares. An exchange transaction between funds is a sale and a purchase of shares for federal income tax purposes and may result in a capital gain or loss.”

Comment 17. On the back page, please state explicitly that the SAI is incorporated by reference into the prospectus rather than “is considered to be a part of this Prospectus.” In #2 on the back cover, provide directions as to where the filings can be found on the website. In #3 on the back cover, please add the street address of the SEC. In #4 on the back over, please indicate the information is on the EDGAR database.

Response. The Registrant has revised the disclosure as follows:

“The Statement of Additional Information contains additional and more detailed information about the Fund, and is incorporated by reference, which means it is considered to be a part of this Prospectus.”

“2. www.neimanfunds.com under the Literature tab.

3. Call or write the Public Reference Section of the Securities and Exchange Commission ("SEC") and ask them to mail you a copy. The SEC charges a fee for this service. You can also review and copy information about the Fund in person at the SEC Public Reference Room in Washington D.C.

Public Reference Section of the SEC 100 F St., NE Washington D.C. 20549-~~0102~~1520 1-202-551-8090

Copies of these documents may also be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov

4. Go to the EDGAR Database on the SEC's website (www.sec.gov) and download a text-only version.”

SAI:

Comment 18. In non-fundamental policy #4 on page 7, it states that the Fund will not invest more than 15% of its net assets in securities for which there are legal or contractual restrictions on resale and other illiquid securities. Please clarify what is meant by “other illiquid securities”.

Response. The Registrant has not revised the disclosure because a description of restricted and illiquid securities is provided on page 4.

Comment 19. In the “Compensation” section on page 13, add all N-1A required columns.

Response. The Registrant has revised the table as follows:

		Pension or Retirement Estimated Annual
		Benefits Accrued As	Benefits Upon
Name	Aggregate Compensation from the	Part of Funds	Retirement	Total Compensation from the
	Neiman Opportunities Fund	Expenses		Fund Complex(1)
Harvey Neiman	$0	None	None	$0
Michael Lomas	$0	None	None	$0
Darla Clark	$1,000	None	None	$4,000
Suzanne Cowan Dimeff	$1,000	None	None	$4,000
Luke Fairfield	$1,000	None	None	$4,000

Comment 20. On page 14 in “Portfolio Transactions and Brokerage,” it notes that the The Trust and the Adviser have each adopted a Code of Ethics under Rule 17j-1. Please confirm that the Distributor has a code of ethics, and include them in the statement if true.

Response. The Distributor has a code of ethics under Rule 17j-1. Registrant has revised the disclosure on page 14 as follows:

“The Trust, the Distributor, and the Adviser have each adopted a Code of Ethics (the “Code”) under Rule 17j-1 of the Investment Company Act of 1940.”

Comment 21. In “Shares of the Fund” on page 17, it references multiple classes. Please correct the reference given that the Fund only has one share class.

Response. The Registrant has revised the disclosure as follows:

“The Fund offers Class A Shares. Class A Shares have exclusive voting rights with respect to its Rule 12b-1 distribution plan. The net asset value per share ~~of each of the classes~~ is expected to differ from time to time.”

Comment 22. On page 23, in “Independent Registered Public Accounting Firm,” please add the address for Cohen.

Response. The Registrant has made the revision requested.

Comment 23. on page 23, in “Distributor,” please add disclosure regarding the basis for distribution (such as best efforts).

Response. The Registrant has revised the disclosure as follows:

“Northern Lights Distributors, LLC (the “Distributor”) located at 17065 Wright Street, Omaha, Nebraska 68130, serves as the principal underwriter of the Fund’s shares. The Distributor is a broker-dealer and acts as the Fund’s principal underwriter in a continuous public offering of the Fund’s shares. The Distributor also reviews and files all proposed advertisements and sales literature with appropriate regulators. The Distributor will use reasonable efforts to facilitate the sale of the Fund's shares. Compensation for the services performed by the Distributor are paid by the Adviser from its own resources and/or from available net underwriting discounts and commissions and/or from available distribution fees (see “Distribution Plan” above).”

*      *      *      *      *

     The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Parker Bridgeport at (614) 469-3238 or Donald Mendelsohn at (513) 352-6546.

Very truly yours, /s/ Parker Bridgeport